FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

May 27, 2009

ITEM 3   News Release:

A news release was issued on May 29, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

JED announced that the Stay Period under its order under the Companies Creditors’ Arrangement Act (Canada) (“CCAA”) was extended by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) from May 27, 2009 to June 17, 2009.

ITEM 5   Full Description of Material Change:

JED announced that the Stay Period under its order under the CCAA was extended by the Court from May 27, 2009 to June 17, 2009.  This is the fifth extension of the Stay Period since the Court’s initial Order on August 13, 2009.

The Court also The Court also granted JED the authority to pay in full the creditors holding valid builders liens on assets of the Company which were filed prior to the date of the security filed by the holders of JED’s outstanding Convertible Notes, and adjourned consideration of a motion by NEO Exploration Inc. and Ptarmigan Lands LP, to exclude certain lands purchased from JED from the purchase and rule on the effect of an audit by the Province of Alberta on JED’s gas cost allowance for the years 2005 through 2008, but declined the motion to put a hold on the purchase price of the assets, which are currently being held in trust.  JED intends to vigorously defend the claims by Neo and Ptarmigan.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary
(403) 875-4248

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on May 29, 2009.